SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           Amendment No. 5 (Final) to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             Marvel Enterprises,Inc.
                             (formerly Toy Biz, Inc.)
                             -----------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   57383M 10 8
                                   -----------
                                 (CUSIP Number)


                                 Alan S. Cooper
                             Dickstein Partners Inc.
                         660 Madison Avenue, 16th Floor
                            New York, New York 10021
                                 (212) 754-4000
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  October 29, 1999
                                 ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13d-1(g), check the following box: |_|


                               Page 1 of 12 pages

                                  SCHEDULE 13D
CUSIP No.57383M 10 8                                          Page 2 of 12 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    DICKSTEIN & CO., L.P.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [x] see Item 5
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    WC, 00 (See Item 3)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             1,240,797 (See Item 5)
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          Not Applicable
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        1,240,797 (See Item 5)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        Not Applicable
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,240,797/1/ (See Item 5)
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES   (See Item 5)                                 [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.7% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

------------

/1/ Includes 211,601 shares of Common Stock that the Reporting Person has the right to acquire upon conversion of 203,659 shares of the Issuer's 8% Convertible Exchangeable Preferred Stock (the "Preferred Stock") held by the Reporting Person.

                                  SCHEDULE 13D
CUSIP No.57383M 10 8                                          Page 3 of 12 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    DICKSTEIN INTERNATIONAL LIMITED
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [x] see Item 5
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    WC, 00 (See Item 3)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             226,701 (See Item 5)
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          Not Applicable
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        226,701 (See Item 5)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        Not Applicable
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 226,701/2/ (See Item 5)
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES      (See Item 5)                               [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.7% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

-------------

/2/Includes 212,368 shares of Common Stock that the Reporting Person has the right to acquire upon conversion of 204,397 shares of Preferred Stock held by the Reporting Person.

                                  SCHEDULE 13D
CUSIP No.57383M 10 8                                          Page 4 of 12 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    DICKSTEIN PARTNERS, L.P.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [x] see Item 5
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    AF, 00 (See Item 3)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             Not Applicable
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          1,240,797 (See Item 5)
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        Not Applicable
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        1,240,797 (See Item 5)
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,240,797/3/ (See Item 5)
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES     (See Item 5)                             [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.7% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------
--------

/3/ Includes 211,601 shares of Common Stock issuable upon conversion of 203,659 shares of Preferred Stock that may be deemed to be beneficially owned by the Reporting Person.

                                  SCHEDULE 13D
CUSIP No.57383M 10 8                                         Page 5 of 12 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    DICKSTEIN PARTNERS INC.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [x] see Item 5
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    AF, 00 (See Item 3)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             Not Applicable
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          1,467,498 (See Item 5)
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        Not Applicable
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        1,467,498 (See Item 5)
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,467,498/4/ (See Item 5)
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES    (See Item 5)                               [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.3% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------
--------

/4/ Includes 423,969 shares of Common Stock issuable upon conversion of 408,056 shares of Preferred Stock that may be deemed to be beneficially owned by the Reporting Person.

                                  SCHEDULE  13D
CUSIP No.57383M 10 8                                        Page 6 of 12 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    MARK DICKSTEIN
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [x] see Item 5
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    PF, AF (See Item 3)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             16,667 (See Item 5)
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          1,467,498 (See Item 5)
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        16,667 (See Item 5)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        1,467,498 (See Item 5)
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,484,165/5/ (See Item 5)
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES     (See Item 5)                            [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.4% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------
--------

/5/ Includes 423,969 shares of Common Stock issuable upon conversion of 408,056 shares of Preferred Stock that may be deemed to be beneficially owned by the Reporting Person and 6,667 shares of Common Stock issuable upon exercise of options held by the Reporting Person.

                                  SCHEDULE 13D
CUSIP No.57383M 10 8                                         Page 7 of 12 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    ELYSSA DICKSTEIN
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [x] see Item 5
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    PF, AF (See Item 3)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             53,550 (See Item 5)
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING                  (See Item 5)
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        53,550 (See Item 5)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                                (See Item 5)
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,550/6/ (See Item 5)
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES     (See Item 5)                               [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.2% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

-------------

/6/ Consists of 53,550 shares of Common Stock that the Reporting Person has the right to acquire upon conversion of 51,540 shares of Preferred Stock held by the Reporting Person.

                             Amendment No, 5 (Final)
                                       to
                                  Schedule 13D

Introduction

         This amends the Schedule 13D dated October 1, 1998 as amended by Amendment No. 1 thereto, dated October 13, 1998, as amended by Amendment No. 2 thereto, dated March 4, 1999 and as amended by Amendment No. 3 thereto, dated August 13, 1999 and as amended by Amendment No. 4 thereto dated October 5, 1999 (the "Schedule 13D"), filed by Dickstein & Co., L.P. ("Dickstein & Co."), Dickstein Focus Fund L.P. ("Dickstein Focus"), Dickstein International Limited ("Dickstein International"), Dickstein Partners, L.P. ("Dickstein Partners"), Dickstein Partners Inc. ("Dickstein Inc."), Elyssa Dickstein, Jeffrey Schwarz, and Alan Cooper as Trustees U/T/A/D 12/27/88, Mark Dickstein, Grantor (the "Dickstein Trust"), Mark Dickstein and Elyssa Dickstein, as Trustees of the Mark and Elyssa Dickstein Foundation (the "Dickstein Foundation"), Mark Dickstein and Elyssa Dickstein, with respect to the common stock, $.01 par value (the "Common Stock"), of Marvel Enterprises, Inc., a Delaware corporation (the "Company"). Dickstein & Co., Dickstein Focus, Dickstein International, Dickstein Partners, Dickstein Inc., the Dickstein Trust, the Dickstein Foundation, Mark Dickstein and Elyssa Dickstein are collectively referred to as the "Reporting Persons." The Company's 8% Convertible Exchangeable Preferred Stock is referred to as the "Preferred Stock." Notwithstanding this Amendment No. 5 (Final), the Schedule 13D speaks as of its respective dates.

         II. Items 5(a) 5(c) and 5 (e) of the Schedule 13D "Interest in Securities of the Issuer" are amended and restated as follows:

         (a) The Reporting Persons beneficially own an aggregate of 1,537,715 shares of Common Stock, representing approximately 4.5%/7/ of the Common Stock outstanding. Such shares are directly held by the Reporting Persons as follows:

                                                                                  Common Stock                 Percentages of
                                                                                  Issuable Upon                 Common Stock
                                                                                  Conversion of                 Beneficially
                                     Common Stock          Preferred Stock       Preferred Stock                    Owned

Dickstein & Co.                      1,029,196                203,659                211,601                       3.7%

Dickstein Focus                          *                       *                      *                           *

Dickstein International                 14,333                204,397                212,368                       0.7

Dickstein Trust                          *                        *                      *                           *

Dickstein Foundation                     *                        *                      *                           *

-----------

/7/ Percentages are based upon 33,532,222 shares of Common Stock reported outstanding at August 27, 1999 in the Company's Proxy Statement dated September 3, 1999 for the 1999 Annual Meeting of Stockholders held on September 30, 1999.

                                                                  less than
Mark Dickstein        16,667/8/          *               *             0.1

Elyssa Dickstein         *               51,540        53,550          0.2

Each share of Preferred Stock is convertible into 1.039 shares of Common Stock (subject to certain anti-dilution adjustments), votes generally with the Common Stock as a single class on the basis of the number of shares of Common Stock into which it is convertible, and votes as a separate class on certain matters as provided in the Company's Restated Certificate of Incorporation, to which reference is made for a complete specification of the terms of the Preferred Stock.

         The following table sets forth the percentages of the outstanding Common Stock, the outstanding Preferred Stock and the outstanding voting power of the Company directly held by each of the Reporting Persons:

                                                                                                              Percentage
                                         Percentage of                    Percentage of                    of Outstanding
                                         Common Stock/9/               Preferred Stock/10/                 Voting Power

Dickstein & Co.                               3.1%                             1.1%                                  3.7%

Dickstein International                   less than 0.1                        1.1                                   0.7

Mark Dickstein                            less than 0.1                        --                             less than 0.1

Elyssa Dickstein                               --                              0.3                                   0.2

Total                                         3.2%                             2.5%                                  4.5%

     (c) From October 29 through November 2, the Reporting Persons sold an aggregate of 2,500,000 shares of Preferred Stock, in each case at a price of $6 3/8 per share as follows: On October 29, Dickstein & Co. sold 385,296 shares; on November 1, Dickstein & Co. sold 1,300,000 shares, 500,000 of which were sold in an open market transaction; on November 2, Dickstein & Co. sold 514,704 shares, Dickstein International sold 200,000 shares and Elyssa Dickstein sold 100,000 shares. Other than the November 1 open market sale of 500,000 shares by Dickstein & Co., the sale by the Reporting Persons of the remaining 2,000,000 shares were effected in privately negotiated transactions.

-----------

/8/  Includes  6,667  shares  issuable  upon  exercise  of options  held by Mr.
Dickstein.

/9/ Based upon 33,532,222 shares of Common Stock outstanding. See the previous footnote.

/10/ Based upon 18,311,276 shares of Preferred Stock outstanding following payment of an in-kind dividend for the quarter ended September 30, 1999.

      Except  as  aforesaid  and as set  forth  in  previous  amendments  to the
Schedule 13D none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days.

     (e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding shares on October 28, 1999. Accordingly, the Reporting Persons intend not to further amend their report on Schedule 13D to reflect changes in the facts set forth therein which may occur after the date hereof."

     III. Item 6 of the Schedule 13D "Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer" is amended by adding the following paragraph to the end of such section.

     "In connection with the sale by the Reporting Persons of an aggregate of 814,704 shares of Preferred Stock (the "Shares") to Classic Heroes, Inc., Biobright Corporation and Isaac Perlmutter T.A. (the "Purchasers"), on November 2, 1999, certain of the Reporting Persons entered into an agreement (the "Letter Agreement") with the Purchasers pursuant to which, among other things, effective upon the sale of the Shares, each of the Dickstein Entities signatory to the Letter Agreement and Mark Dickstein, as Dickstein Designator (as defined in the Stockholder's Agreement), waive their rights under the Stockholder's Agreement to have a Dickstein Designee (as defined in the Stockholder's Agreement) nominated and/or elected as a Director and that they relinquish all other rights under the Stockholder's Agreement. A copy of the Letter Agreement is annexed hereto as Exhibit 4."

     IV. Item 7 of the Schedule 13D "Materials to be filed as Exhibits" shall be amended by adding the following Exhibit:

     Exhibit 4: Form of Letter Agreement dated November 2, 1999 between Mark Dickstein, Dickstein & Co., L.P. Dickstein Focus Fund L.P. Dickstein International Limited, Elyssa Dickstein, Jeffrey Schwarz and Alan Cooper as Trustees U/T/A/D 12/27/88, Mark Dickstein Grantor and Mark Dickstein and Elyssa Dickstein, as Trustees of the Mark and Elyssa Dickstein Foundation and Classic Heroes, Inc., Biobright Corporation and Isaac Perlmutter T.A.

                                   SIGNATURES


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  November 2, 1999

                               DICKSTEIN & CO., L.P.

                               By: Alan S. Cooper, as Vice President of Dickstein Partners Inc., the general partner of Dickstein Partners, L.P., the general partner of Dickstein & Co., L.P.

                               By: /s/ Alan S. Cooper
                                   -----------------------------
                                        Name:  Alan S. Cooper


                               DICKSTEIN FOCUS FUND L.P.

                               By: Alan S. Cooper, as Vice President of Dickstein Partners Inc., the general partner of Dickstein Partners, L.P., the general partner of Dickstein Focus
                                        Fund L.P.

                               By:/s/ Alan S. Cooper
                                   -----------------------------
                                        Name:  Alan S. Cooper



                           DICKSTEIN INTERNATIONAL LIMITED

                           By: Alan S. Cooper, as Vice President of Dickstein Partners Inc., the agent of Dickstein International Limited

                           By: /s/ Alan S. Cooper
                                   -----------------------------
                                    Name:  Alan S. Cooper


                           DICKSTEIN PARTNERS, L.P.

                           By: Alan S. Cooper, as Vice President of Dickstein Partners Inc., the general partner of Dickstein Partners, L.P.

                           By:/s/ Alan S. Cooper
                                  ------------------------------
                                    Name:  Alan S. Cooper

                           DICKSTEIN PARTNERS INC.

                           By: Alan S. Cooper, as Vice President

                           By: /s/ Alan S. Cooper
                              -------------------
                                    Name:  Alan S. Cooper


                           MARK DICKSTEIN

                           By: /s/ Mark Dickstein
                              -------------------
                                    Name:  Mark Dickstein


                           ELYSSA DICKSTEIN

                           By: /s/ Elyssa Dickstein
                               -------------------
                                    Name:  Elyssa Dickstein


                            ELYSSA DICKSTEIN, JEFFREY SCHWARZ,
                            AND ALAN S. COOPER AS TRUSTEES U/T/A/D
                            12/27/88, MARK DICKSTEIN, GRANTOR


                            By: /s/ Alan S. Cooper
                               -------------------
                                    Name:  Alan S. Cooper


                            MARK DICKSTEIN AND ELYSSA DICKSTEIN
                            AS TRUSTEES OF THE MARK AND ELYSSA
                            DICKSTEIN FOUNDATION

                            By: /s/ Mark Dickstein
                                -------------------
                                    Name:  Mark Dickstein